SEC

20004166

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ronin Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans
(No. and Street)

Chicago (City) IL (State) 60654-1600 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Huerta (312) 244-5338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606-4650 (Zip Code)

SEC Mail Processing
MAR 03 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Stafford III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ronin Capital, L.L.C., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
RACHEL A STERNSTEIN
Notary Public, State of Illinois
My Commission Expires 10/24/2021

Signature

CEO

Title

Rachel A Sternstein

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ronin Capital, LLC

Consolidated Financial Report
December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

Members and Managing Member of Ronin Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, LLC and subsidiaries (the Company) as of December 31, 2019, and the related notes to the consolidated financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2005.

Chicago, Illinois
February 27, 2020

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Ronin Capital, LLC

Consolidated Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 12,795,483
Securities purchased under agreements to resell	9,269,373,305
Securities borrowed	2,579,001,000
Deposits with clearing organizations	16,001,315
Receivables from broker-dealers and clearing organizations	504,619,732
Securities owned, at fair value	20,018,058,351
Derivative financial instruments, at fair value	1,583,799,126
Loan receivable from parent	19,000,000
Memberships in exchanges owned, at cost less impairment (fair value $546,800)	327,572
Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $37,503,067)	5,811,631
Operating lease right of use asset	27,101,355
Other assets	5,010,127
Total assets	$ 34,040,898,997
Liabilities and Members' Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 27,665,541,214
Payables to broker-dealers and clearing organizations	2,108,945,731
Securities sold, not yet purchased, at fair value	2,245,884,885
Derivative financial instruments, at fair value	1,534,218,851
Accounts payable and accrued expenses	21,859,156
Operating lease liability	35,009,066
Total liabilities	33,611,458,903
Members' equity	424,535,182
Non-controlling interest in subsidiaries	4,904,912
Total members' equity	429,440,094
Total liabilities and members' equity	$ 34,040,898,997

See Notes to the Consolidated Financial Statement

Note 1. Nature of Business and Significant Accounting Policies

Ronin Capital, LLC, a Delaware limited liability company, ("Ronin") is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The majority owner of Ronin is Zen Holdings, LLC, a Delaware limited liability company, ("Zen"). Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various equity and derivative exchanges.

Ronin is the parent of either wholly–owned or substantially-owned significant subsidiaries including, Ronin Capital UK Limited ("Ronin UK"), Ronin Professional, LLC ("RoPro"), Ronin Trading Europe LLP ("Ronin Trading Europe"), Ronin Trading UK LLP ("Ronin Trading UK"), and Ronin Capital Asia Private Limited ("Ronin Asia"), (collectively, the Company).

Ronin Trading UK and Ronin Trading Europe are registered with the Financial Conduct Authority in the United Kingdom as proprietary trading companies that maintain a European passport to trade on any exchange that is a member of the European Union. Ronin Capital UK is a holding company. Ronin Asia is a non-regulated proprietary trading company registered in Singapore. RoPro is a registered broker-dealer that provides execution services along with direct market access in equity and derivative instruments.

Principles of consolidation: The consolidated statement of financial condition includes the accounts and results of the Company, and its subsidiaries required to be consolidated in accordance with accounting standards generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

Class B Capital Members ("Class B") of Ronin Trading Europe represent the non-controlling interest in the Company's financial statements. Contributions, withdrawals and allocations of income result in changes to Class B ownership percentages and to the non-controlling interests' ownership percentage of Ronin Trading Europe. The Company's corresponding changes to members' equity are reflected in the consolidated statement of changes in members' equity. Income is allocated to the Class B non-controlling interests based on the negotiated profit split during the period in which the income is earned.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("the FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis at fair value in accordance with GAAP. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities purchased under agreements to resell or sold under agreements to repurchase and securities loaned and borrowed: Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Reverse repos and repos are carried at contract value. Repurchase agreement activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in accrued interest receivable and accounts payable and accrued expenses.

Derivative financial instruments: Derivative financial instruments include equity options, futures, equity swaps, and options on futures contracts and are recorded at fair value in accordance with GAAP. Futures transactions are recorded in receivables from/payables to broker-dealers and clearing organizations in the consolidated statement of financial condition, netted by broker-dealer or clearing organization. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the consolidated statement of financial condition when the terms of the agreements permit netting. See Note 5 for additional details.

Receivables from and payables to broker-dealers and clearing organizations: Receivables and payables relating to trades pending settlement are netted by broker-dealer and clearing organization and included in receivables from/payables to broker-dealers and clearing organizations in the consolidated statement of financial condition. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets, which are five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets, which is five to seven years, depending on location.

Memberships in exchanges owned: The Company's exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchanges are recorded at cost, or if impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management reduced exchange memberships by $565,200 for impairment at December 31, 2019.

Stock in exchanges not required to be held for operating purposes are carried at fair value and are included in securities owned in the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: Ronin is taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Ronin is also subject to corporate tax in the United Kingdom on income allocated to it from its interest in Ronin Trading Europe and Ronin Trading UK. Ronin files a separate UK return to report this income and offsets the income tax paid to the UK with a Foreign Tax Credit on its US Federal income tax return.

Ronin Asia is subject to corporate taxes in Singapore and computes a benefit or provision and files a separate tax return. Ronin UK is subject to corporate taxes in the United Kingdom and, accordingly, computes a benefit or provision and files a separate tax return. Ronin Trading Europe and Ronin Trading UK are flow through entities for tax purposes in the United Kingdom. Their income is distributed to the members who file tax returns that account for their allocation of the income.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2019, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's consolidated financial statements.

Ronin is not subject to examination by United States federal and state tax authorities for tax years before 2016. Ronin UK is not subject to examination by HM Revenue and Customs for tax years before 2016.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months.

Translation of foreign currencies: Monetary assets and liabilities denominated in foreign currencies are translated at period-end spot rates. Nonmonetary assets, liabilities and equity items are translated into U.S. dollars at the historical spot rate on the date of the transaction.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. See Note 7 for additional details.

Recently issued accounting pronouncements: In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326)*: *Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments,

Note 1. Nature of Business and Significant Accounting Policies (Continued)

including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019.

Expected credit losses, including (repo's, trade receivables, note's receivable, etc.) will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed their analysis as of January 1, 2020 related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

Note 2. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2019, consist of the following:

	Receivables	Payables
Cash	$ 504,378,583	$ 736,649,824
Unsettled securities transactions	(622,576)	1,442,868,171
Exchange traded futures - open trade equity	(87,434)	(15,288,723)
Interest and dividends, net	951,159	(55,283,541)
	$ 504,619,732	$ 2,108,945,731

The Company clears certain of its proprietary transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing brokers relates to the aforementioned transactions and are collateralized by securities owned by the Company.

The Company has a credit agreement with an affiliate bank of a broker-dealer to facilitate the financing of its future margin requirements. At December 31, 2019, the Company has $10,000,000 in credit facilities pursuant to the credit line, with interest at negotiated rates that change, from time to time, based on market conditions. At December 31, 2019, the Company has $0 in outstanding financing. The assets in the accounts at the broker-dealer affiliated to the bank are pledged as collateral to this credit facility.

The Company has financing arrangements in place with a broker-dealer to finance transactions of the Company. The finance usage limit is $450 million, with an outstanding balance as of December 31, 2019 of $297,118,050, which is included in payable to broker-dealers. The arrangement has covenants including maintaining a solvency ratio and tangible net worth, as defined.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methods. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3. Fair Value of Financial Instruments (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company assesses the significance of a particular input to the fair value measurement and considers factors specific to the financial instrument.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2019, there were no transfers among levels.

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

U.S. and foreign (primarily United Kingdom, Italy and Germany) government securities are valued based on quoted market prices. Government securities owned are pledged to either repurchase counterparties or broker-dealers on terms which permit those parties to sell or repledge the securities subject to certain limitations. These financial instruments are classified as Level 2 in the fair value hierarchy.

Financial instruments traded in the over-the-counter market include corporate bonds that are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Short-term notes, less than 3 months, are stated at amortized cost, to the extent that they approximate fair value. Open equity swap contracts that are valued based on the underlying equity security, financial instrument, or index included as the notional amount of the swap. These financial instruments are classified as Level 2 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)
Assets:			
Payables to broker-dealers and clearing organizations:			
Exchange traded futures - open trade equity	$ 15,201,289	$ 15,201,289	$ -
Securities owned:			
Government securities	19,383,683,656	-	19,383,683,656
Equity securities	622,710,766	622,710,766	-
Corporate obligations	11,663,929	-	11,663,929
Derivative financial instruments:			
Equity swaps	7,967	-	7,967
Equity options	841,562,835	841,562,835	-
Options on futures	742,228,324	742,228,324	-
	$ 21,617,058,766	$ 2,221,703,214	$ 19,395,355,552

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Inputs (Level 2)
Liabilities:			
Securities sold, not yet purchased:			
Government securities	$ 2,016,693,264	$ -	$ 2,016,693,264
Equity securities	229,191,621	229,191,621	-
Derivative financial instruments:			
Equity options	720,938,552	720,938,552	-
Options on futures	813,280,299	813,280,299	-
	$ 3,944,132,080	$ 1,927,438,816	$ 2,016,693,264

With the exception of exchange memberships, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, equity swaps, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

Note 4. Derivative Financial Instruments (continued)

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the consolidated statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2019, the Company's derivative activities had the following impact on the consolidated statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Interest rate	Receivables from / payables to broker-dealers and clearing organizations	$ 56,389,736	$ (58,842,039)	$ (2,452,303)
Equity	Receivables from / payables to broker-dealers and clearing organizations	18,951,885	(6,991,181)	11,960,704
Commodity	Receivables from / payables to broker-dealers and clearing organizations	9,070,088	(3,377,200)	5,692,888
Interest rate	Derivative financial instruments	496,783,761	(258,253,088)	238,530,673
Equity	Derivative financial instruments	1,044,955,696	(1,224,321,083)	(179,365,387)
Commodity	Derivative financial instruments	42,059,669	(51,644,681)	(9,585,012)
				$ 64,781,563

For non-exchange traded derivatives, under standard derivatives agreements, the Company may be required to post collateral if the Company is in a net liability position with the counterparty exceeding certain amounts. Additionally, counterparties may immediately terminate derivatives contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages.

Note 5. Offsetting

The following table provides disclosure regarding the effect of offsetting of recognized assets and liabilities presented in the consolidated statement of financial condition:

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Cash Collateral Received/Pledged	Net Amount
Assets						
Reverse Repurchase Agreements [1]	$ 11,956,251,321	$ 2,686,878,017	$ 9,269,373,304	$ 9,269,373,304	$ -	$ -
Securities borrowed [2]	2,579,001,000	-	2,579,001,000	2,579,001,000	-	-
Futures Open Trade Equity [3]	84,411,709	69,122,986	15,288,723	-	-	15,288,723
Equity Swaps [4]	7,966	-	7,966	-	-	7,966
Total Assets	$ 14,619,671,996	$ 2,756,001,003	$ 11,863,670,993	$ 11,848,374,304	$ -	$ 15,296,689
Liabilities						
Repurchase Agreements [5]	$ 30,352,419,230	$ 2,686,878,017	$ 27,665,541,213	$ 27,665,541,213	$ -	$ -
Futures Open Trade Equity [3]	69,210,420	69,122,986	87,434	-	-	87,434
Total Liabilities	$ 30,421,629,650	$ 2,756,001,003	$ 27,665,628,647	$ 27,665,541,213	$ -	$ 87,434

Reference to Consolidated Statement of Financial Condition
[1] - Securities purchased under agreement to resell
[2] - Securities borrowed and loaned under agreement to resell
[3] - Receivable from broker-dealers and clearing organizations
[4] - Derivative financial instruments at fair value
[5] - Securities sold under agreement to repurchase

Note 6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements at December 31, 2019, consisted of the following:

	Amount
Computer equipment and software	$ 18,441,807
Furniture and fixtures	4,812,453
Leasehold improvements	20,060,438
	43,314,698
Less accumulated depreciation and amortization	(37,503,067)
	$ 5,811,631

Note 7. Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases include the option for first refusal on any extension. Because the Company is reasonably certain to exercise these renewal options, the optional periods are included in determining the lease term, and associated payments under these renewal options are included within lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note 7. Leases (continued)

Amounts reported in the consolidated statement of financial condition as of December 31, 2019 were as follows:

Operating leases:

Operating lease ROU assets	$27,101,355
Operating lease liabilities	$35,009,066

Weighted average remaining lease term:
Operating leases 8.3 years

Weighted average discount rate:
Operating leases 1.95 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from lease modifications and reassessments.

Undiscounted maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

	Amount
2020	$ 3,628,000
2021	3,774,000
2022	3,925,000
2023	4,079,000
2024	4,239,000
Thereafter	15,364,000
Total	$ 35,009,000

The Company has entered into a standby letter of credit of $700,000 as deposit for the Chicago lease and $310,700 as deposit for the New York lease.

Note 8. Collateral

In the normal course of business, the Company obtains securities under resale agreements (i.e. Reverse Repos) on terms, which permit it to resell or repurchase the securities to others when done on overnight or continuous basis. At December 31, 2019, the Company obtained approximately $9 billion of securities on such terms, in connection with the Company's financing activities.

To finance securities positions, the Company pledges financial instruments that it owes to counterparties. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements which are short term in nature. Included in the consolidated statement of financial condition are amounts under contract with Fixed Income Clearing Corporation ("FICC") and non-FICC netting members. Maturities of financial instruments sold under agreements to repurchase and stock loan accounted for as secured borrowings are provided in the table below:

	Overnight and Continuous	Up to 30 Days	30-90+ days	Total
Securities sold under agreements to repurchase (REP)				
US and government securities	$ 27,007,585,456	$ 1,478,667,422	$ 1,645,925,000	$ 30,132,177,878
European government securities	220,241,353	-	-	220,241,353

Note 9. Related Party Transactions

The Company provides administrative services and infrastructure services to affiliates under common control, under the terms of an agreement.

Note 10. Liabilities Subordinated to Claims of General Creditors

The Company has a revolving subordinated loan agreement with a financial institution in the amount of $25,000,000, with a scheduled maturity date of May 15, 2021, and bears a negotiated variable rate tied to LIBOR. During the year, the Company had borrowings of $15,000,000 and payments of $40,000,000. As of December 31, 2019, there was $0 in outstanding borrowings. Subject to the Revolving Loan Borrowing Termination Date and the Scheduled Maturity Date, each draw on the revolving loan has an individual maturity date of at least one year from the date the draw payment is made.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 11. Loans

The Company and Zen have an arrangement where either party may provide funds to the other at an interest rate of the Fed Funds rate plus 75 bps. During the year, the Company obtained loans totaling $40,000,000 from Zen and the Company made payments of $40,000,000 to Zen. As of December 31, 2019, there was $0 in outstanding borrowings from Zen. Also, during the year the Company made loans totaling $66,000,000 to Zen and the Company received payments of $47,000,000 from Zen. As of December 31, 2019, there was $19,000,000 in outstanding borrowings to Zen. Ronin can borrow from Zen up to $95 million and Zen can borrow from Ronin up to $95 million on an uncommitted basis.

The Company has a revolving intra-day loan agreement with a financial institution in the amount of $35,000,000 and has a termination date of February 5, 2021. During the year ended December 31, 2019, the Company did not utilize the loan. The loan bears interest at a negotiated rate that may change, from time to time, based on market conditions. As of December 31, 2019, there was $0 in outstanding borrowings.

In addition to the $35,000,000 intra-day line, the Company has negotiated a $175,000,000 line to finance certain fixed income activity with the same financial institution. The pricing is tiered and bears interest at a negotiated rate that may change, from time to time, based on market conditions. As of December 31, 2019, there was no core borrowings outstanding.

Note 12. Commitments and Contingent Liabilities

As of December 31, 2019, the Company has forward commitments to enter into repurchase agreements in the amount of $8,575,000,000 and reverse repurchase agreements in the amount of $1,148,200,000.

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its consolidated financial condition or results of operations.

Note 13. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure

Note 13. Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its equity swaps is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States and in other countries. The Company had cash at December 31, 2019, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 14. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2019, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2019, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 14. Guarantees and Indemnifications (continued)

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 15. Benefit Plans

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 16. Members' Equity

Ronin Capital, LLC:

Members' equity consists of four Classes of members, Class A, AA, B and C. As of December 31, 2019, members are represented in classes A and C. As of December 31, 2019, Class A member's equity totaled $268,708,003 and Class C members' equity totaled $155,827,179. There are no active members in Classes AA or B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C members are entitled to an interest in the profits and are allocated losses of the Company in an amount and upon the terms and conditions set forth in each Class C members' agreement, as defined. Class C members are allocated losses of the Company to the extent they have a positive capital balance. After allocation to the Class C members, profits and losses are further allocated to the Class A member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Ronin Trading UK LLP:
Ronin Trading UK consists of three classes of members, Class A, B and C. As of December 31, 2019, members are represented in Class A. There are no active members in Class B or C.

Ronin Capital UK Limited, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading UK and have the full right and authority to control the affairs of Ronin Trading UK.

Ronin Trading Europe LLP:
Ronin Trading Europe consists of three classes of members, Class A, B and C. As of December 31, 2019, members are represented in Classes A and B. There is a Class B balance of $4,902,912 at December 31, 2019. There are no active members in Class C.

Note 16. Members' Equity (continued)

Ronin Capital UK Limited, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading Europe and have the full right and authority to control the affairs of Ronin Trading Europe.

The Class B members are entitled to an interest in the profits and losses of Ronin Trading Europe, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

Note 17. Regulatory Requirements

Ronin is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. The Rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2019, Ronin had net capital of $98,738,178, which was $98,488,178 in excess of the required capital of $250,000.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates RoPro using the flow-through capital benefit method. With the exception of Ronin Asia, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2019, RoPro had net capital and net capital requirements of $2,948,981 and $100,000, respectively. The net capital requirements of RoPro are included in other deductions, charges and regulatory requirements at 120 percent of their respective requirements in the computation of net capital.

Ronin Trading Europe is subject to capital requirements of the Financial Conduct Authority ("FCA"). Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2019, Ronin Trading Europe was in compliance with the requirements.

Ronin Trading UK is subject to capital requirements of the FCA. Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2019, Ronin Trading UK was in compliance with the requirements.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Although Ronin is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c) (4); therefore, Ronin is filing an Exemption Report as required by 17 C.F.R. §240.17a-5(d) (1) and (4).

Note 18. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements were issued. Subsequent to year-end, contributions of approximately $44,000,000 were made to the Company and distributions of approximately $52,000,000 were made to the members.